SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For December 10, 2004

PrimaCom AG

(Exact name of registrant as specified in its charter)

An der Ochsenwiese 3, 55124 Mainz, Germany

(Address of principal executive offices)

(Indicate by check mark whether the registrant filed or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F ☑          Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also there furnishing the commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes ☐          No ☑

If “yes” is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-_______.

SIGNATURES

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

PRIMACOM AG

By:	/s/ HANS-WERNER KLOSE

Name: Titles:	Hans-Werner Klose Member of the Management Board

By:	/s/ WOLFGANG PREUSS

Name: Titles:	Wolfgang Preuss Chief Executive Officer

Date: December 10, 2004

Mainz, Germany — December, 9, 2004

Today PrimaCom AG and its subsidiary PrimaCom Management GmbH filed a law suit with the District Court in Mainz against the creditors under its €375,000,000 Convertible Second Secured Term Loan Facility (the “Second Secured Loan”). The law suit (AZ 10HKO 112/04) should determine whether PrimaCom AG and PrimaCom Management GmbH is obligated to pay the interest of the Second Secured Loan or rather that creditors thereunder should currently not be able to enforce possible existing interest claims.

The law suit is based on expert opinions obtained from accounting partnership (Wirtschaftsprüfersozietät) LKC Kemper Czarske v. Gronau Berz (functioning as special examiner) and from Prof. Dr. Armbrüster on usurious credit, and additionally on an expert opinion from a insolvency office — to the effect that the Second Secured Loan has an equity character.

This implies that no interest would have to be paid over the entire term and that interest already paid should be refunded to PrimaCom AG. Furthermore due to the equity character of the Second Secured Loan, it is not possible under the German law to continue to make interest payments until a solution to the financial crisis is found.

Contact:	Investor Relations Tel. 06131 — 944 522, e-mail: investor@primacom.de PrimaCom AG, An der Ochsenwiese 3, 55124 Mainz www.primacom.de]

PrimaCom AG (OTC BB “PCAGY” and Geregelter Markt Frankfurt: “PRC” or ID No. “625910”, www.primacom.de) is a significant private cable network operator with over five percent market share in Germany and the Netherlands. PrimaCom offers a wide range of analog, digital and interactive broadband services. Customers, connected to the upgraded 862 MHz networks, have access to more than 100 TV and radio programs, to interactive Video on Demand, and to high speed Internet. PrimaCom currently passes two million homes and serves 1.3 million subscribers, approx. 1.0 million in Germany and approx. 300,000 in The Netherlands.